MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2016

As of August 8, 2016

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2016

(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc.’s and its subsidiaries’ (“Fortuna’s” or the “Company’s”) performance and that may affect its future performance. This MD&A was prepared as of August 8, 2016 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015, its unaudited condensed interim consolidated financial statements for the three and six month periods ended June 30, 2016 (“Q2 2016” and “2016”), and the related notes contained therein. The Company reports its financial position, financial performance and cash flows in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. However, the measures do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”). To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains Forward-looking Statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

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Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The financial results include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc. (“Barbados”); Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de C.V. (“FS Mexico”).

Second Quarter 2016 Highlights

Financial and Operating Highlights

Net loss for the second quarter ended June 30, 2016 (“Q2 2016”), amounted to $1.4 million, compared with $0.2 million net income for the second quarter ended June 30, 2015 (“Q2 2015”), resulting in basic loss per share of $0.01 (Q2 2015: $nil). The loss was driven by a $6.3 million impact of mark-to-market effect on share-based payments related to the performance of our share price.

Cash flow from operations, before changes in working capital (refer to non-GAAP financial measures), increased 88% to $12.7 million (Q2 2015: $6.8 million) from the same period in the prior year, reflecting stronger operating results and a decrease of $2.0 million in income taxes paid. Operating cash flow per share, before changes in working capital items, increased to $0.10 (Q2 2015: $0.05) (refer to non-GAAP financial measures). Cash and cash equivalents and short-term investments decreased $17.4 million (16%) to $90.8 million (December 31, 2015: $108.2 million).

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Silver sold decreased 7% to 1,529,645 (Q2 2015: 1,641,622) ounces, while the realized silver price on provisional sales increased 3% to $16.81 per ounce from the same period in the prior year. Gold sold increased 6% to 9,174 ounces, while the realized gold price on provisional sales increased 6% to $1,262.72 per ounce.  Sales comprised 54% silver and 21% gold, compared with 59% and 19%, respectively, in the same period in the prior year.

Silver production marginally decreased to 1,553,217 ounces (Q2 2015: 1,671,309 ounces), and gold production increased 4% to 9,365 ounces (Q2 2015: 9,032 ounces).

Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $9.62 and below our annual guidance of $11.1 for 2016 (refer to non-GAAP financial measures).

San Jose’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $8.66 and below our annual guidance of $9.10 for 2016 (refer to non-GAAP financial measures).

Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $5.73 and below our annual guidance of $12.5 for 2016 (refer to non-GAAP financial measures).

Changes in Management and Board

Dr. Thomas I. Vehrs voluntarily retired June 30, 2016 as Vice President of Exploration of the Company.

Mr. David Volkert has been appointed as the new Vice President of Exploration effective August 8, 2016 (see Fortuna news release dated July 11, 2016).

Mr. Michael Iverson has retired from the Board of Directors of the Company (see Fortuna news release dated July 27, 2016).

Acquisition of Goldrock

On July 28, 2016, Fortuna Silver Mines Inc. acquired all the issued and outstanding common shares of Goldrock Mines Corp. ("Goldrock"), a public company listed on the TSX Venture Exchange, by issuing 14,569,045 common shares and 1,514,677 warrants, exercisable at C$6.01 per common share and expiring

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on October 31, 2018.  The Arrangement was approved by approximately 99.99% of the votes cast by Goldrock shareholders.

Applications will be made for Goldrock to cease being a reporting issuer in the applicable jurisdictions.  (see Fortuna news releases dated June 7, 2016, July 25, 2016, and July 28, 2016).

Results of Operations

Consolidated Metal Production

	QUARTERLY RESULTS
	Three months ended June 30,
	2016			2015
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	318,229	1,234,988	1,553,217	443,553	1,227,756	1,671,309
Gold (oz)	119	9,246	9,365	326	8,706	9,032
Lead (000's lbs)	8,825	-	8,825	4,770	-	4,770
Zinc (000's lbs)	11,202	-	11,202	8,575	-	8,575
Production cash cost (US$/oz Ag)*	(2.89)	2.54	1.44	6.01	3.39	4.08
All-in sustaining cash cost (US$/oz Ag)*	6.39	8.62	9.85	12.99	13.07	14.47

* Net of by-product credits from gold, lead and zinc

	YEAR TO DATE RESULTS
	Six months ended June 30,
	2016			2015
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	655,313	2,515,300	3,170,613	979,512	2,324,966	3,304,478
Gold (oz)	221	18,407	18,629	698	18,073	18,771
Lead (000's lbs)	17,932	-	17,932	9,117	-	9,117
Zinc (000's lbs)	21,591	-	21,591	16,109	-	16,109
Production cash cost (US$/oz Ag)*	(2.49)	2.45	1.44	6.33	3.01	3.99
All-in sustaining cash cost (US$/oz Ag)*	5.73	8.66	9.62	11.89	11.32	13.15

* Net of by-product credits from gold, lead and zinc

The Company produced 1.6 million ounces of silver, 9,365 ounces of gold plus base metal by-products.  Production for the first six months of the year totaled 3.2 million ounces of silver and 18,629 ounces of gold; being 7% and 10% above the company’s mid-year projection, respectively.  Fortuna’s production guidance for 2016 is 7.0 million ounces of silver and 42.8 thousand ounces of gold or 9.6 million Ag Eq* ounces in Q2 2016.

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 Consolidated production highlights for Q2 2016 are as follows:

•

Silver production of 1,553,217 ounces; 7% decrease from Q2 2015

•

Gold production of 9,365 ounces; 4% increase from Q2 2015

•

Lead production of 8,825,104 pounds; 85% increase over Q2 2015

•

Zinc production of 11,201,688 pounds; 31% increase over Q2 2015

•

Cash cost for San Jose of $60.47/t; on track to meet annual guidance of $57.40/t

•

Cash cost for Caylloma of $71.30/t; on track to meet annual guidance of $79.40/t

*Ag Eq calculated using silver to gold ratio of 60 to 1

Silver production decreased 7% in Q2 2016 and decreased 4% in the six months ended June 30, 2016 compared with the same periods in the prior year.  Gold production for Q2 2016 increased 4% and for the six months ended June 30, 2016, decreased 1% over the same periods in the prior year, explained largely by lower head grades at the Caylloma Mine.

Consolidated Cash Cost per Payable Ounce of Silver

All-in sustaining cash cost per ounce of payable silver for Q2 2016, net of by-product credits, was $9.85 and below the same period in the prior year (Q2 2015: $14.47) and our 2016 guidance of $11.1.   Refer to non-GAAP financial measures.

San Jose Mine Review

San Jose is an underground silver-gold mine located in the State of Oaxaca in southern Mexico. The following table shows the main variables used by management to measure the operating performance of the mine: throughput, grade, recovery, gold and silver production, and unit costs.

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	QUARTERLY RESULTS		YEAR TO DATE RESULTS
San Jose	Three months ended June 30,		Six months ended June 30,
Mine Production	2016	2015	2016	2015
Tonnes milled	185,080	183,001	364,189	361,648
Average tonnes milled per day	2,152	2,080	2,105	2,067

Silver
Grade (g/t)	226	228	233	222
Recovery (%)	92	92	92	90
Production (oz)	1,234,988	1,227,756	2,515,300	2,324,966
Gold
Grade (g/t)	1.70	1.62	1.71	1.73
Recovery (%)	92	91	92	90
Production (oz)	9,246	8,706	18,407	18,073
Unit Costs
Production cash cost (US$/oz Ag)*	2.54	3.39	2.45	3.01
Production cash cost (US$/tonne)	60.47	57.97	59.79	58.87
Unit Net Smelter Return (US$/tonne)	153.11	141.19	149.90	141.89
All-in sustaining cash cost (US$/oz Ag)*	8.62	13.07	8.66	11.32

* Net of by-product credits from gold

Silver production increased 1% to 1,234,988, and gold production increased 6% to 9,246 ounces in Q2 2016 compared with the same period in the prior year. Throughput increased marginally, and head grades were 1% lower and 6% higher for silver and gold, respectively. Metallurgical recoveries for silver and gold remained stable, as compared with the same period in the prior year. See sales information for details on metal sold.

Silver and gold production in Q2 2016 were 2% and 10% above budget, respectively. Increases in silver and gold production over budget resulted from higher head grades for gold; a 9% increase in milled tonnes above budget; and better metallurgical recoveries, 2% and 1% above budget for gold and silver, respectively.  Average head grades for silver and gold were 226 g/t and 1.70 g/t, or 3% below and 5% above budget.

Cash cost per tonne of processed ore for Q2 2016 was $60.47, or 4% above the cost in the same period in the prior year, and 5% above the annual guidance of $57.40/t. The average foreign exchange rate of the Mexican peso to United States dollars for Q2 2016 was 18% higher than Q2 2015 and 15% above our assumptions for cost guidance.  Excluding this effect, the cash cost for Q2 2016 was 11% above the same period in the prior year. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $8.62 for Q2 2016 (refer to non-GAAP financial measures), and below the annual guidance of $9.10 as a result of higher silver head grades and lower execution of sustaining capital expenditures.

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Cash cost per payable ounce of silver and cash cost per tonne of processed ore are non-GAAP financial measures (refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

Investments in property, plant and equipment and brownfields exploration, on a cash basis, comprised the following expenditures:

Six months ended June 30, 2016
(Expressed in $ millions)	Cuzcatlan
Plant and equipment	$ 1.2
Dry stack tailings deposit project	0.4
Equipment and infrastructure	$ 1.6
Plant expansion	15.1
Infill drilling	1.5
Mine development	3.0
Brownfields exploration	3.1
Greenfields exploration	0.1
$ 24.4

Processing plant expansion to 3,000 tpd

The expansion of the mill capacity to 3,000 tpd from 2,000 tpd has concluded successfully on time and under budget.  As of the first of July 2016, the processing plant and mine are fully operational at 3,000 tpd; allowing for an annual production rate of 7-8 million ounces of silver and 50-53 thousand ounces of gold.  The capital expenditure of the plant expansion was $27.5 million, 16% below budget. (see Fortuna news releases dated December 17, 2014, August 12, 2015, October 15, 2015, December 16, 2015, April 13, 2016, and July 6, 2016).

Caylloma Mine Review

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used by management to measure the operating performance of the mine.

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	QUARTERLY RESULTS		YEAR TO DATE RESULTS
Caylloma	Three months ended June 30,		Six months ended June 30,
Mine Production	2016	2015	2016	2015
Tonnes milled	129,958	115,973	247,149	230,424
Average tonnes milled per day	1,460	1,303	1,388	1,302

Silver
Grade (g/t)	89	144	96	158
Recovery (%)	86	82	86	84
Production (oz)	318,229	443,553	655,313	979,512
Gold
Grade (g/t)	0.19	0.27	0.19	0.27
Recovery (%)	15	33	15	34
Production (oz)	119	326	221	698
Lead
Grade (%)	3.28	2.01	3.50	1.94
Recovery (%)	94	93	94	93
Production (000's lbs)	8,825	4,770	17,932	9,117
Zinc
Grade (%)	4.41	3.68	4.45	3.49
Recovery (%)	89	91	89	91
Production (000's lbs)	11,202	8,575	21,591	16,109
Unit Costs
Production cash cost (US$/oz Ag)*	(2.89)	6.01	(2.49)	6.33
Production cash cost (US$/tonne)	71.01	88.55	72.33	86.28
Unit Net Smelter Return (US$/tonne)	116.64	125.78	118.12	127.43
All-in sustaining cash cost (US$/oz Ag)*	6.39	12.99	5.73	11.89

* Net of by-product credits from gold, lead and zinc

Silver production in Q2 2016 was 0.32 million ounces compared with 0.44 million ounces in the same period of the prior year.  Zinc and lead production was 31% and 85% higher, respectively, than the same period of the prior year. The primary reason for the changes in production year-over-year is due to a focus on polymetallic rich areas from the second half of 2015.

Silver production in Q2 2016 was 7% above budget with an average silver head grade of 89 g/t, in line with budget. Metallurgical recovery for silver was 85.55% or 5% above budget.  Differences in lead and zinc produced compared to the second quarter of 2015 are due to an increase in production from levels 12 and

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13 of the Animas Vein.  Lead and zinc production was 22% below and 2% above the company’s mid-year projections, respectively, due to higher than expected grade variability.

Increase in throughput in Q2 2016 to 1,460 tpd compared to 1,303 tpd in Q2 2015, is a result of the plant optimization achieved at the end of March 2016.

Cash cost per tonne of processed ore at Caylloma for Q2 2016 was $71.01, a decrease of 20% from the same period in the prior year because of lower mining costs related to the cessation of mining narrow veins and lower indirect costs related to headcount. Additionally, lower mining costs in Q2 2016 are further explained by lower execution in mine preparation and related costs, which we expect to incur in the following quarters. Compared to the annual guidance of $79.40/t cash cost was 12% below. The average exchange rate of the Peruvian nuevo sol to United States dollar for the quarter was 6% higher than Q2 2015 and in line with our assumptions for cost guidance.  Excluding this effect, cash cost for Q2 2016 was 18% below the same period in the prior year. Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $6.39 for Q2 2016 and below the annual guidance of $12.50 as a result of lower execution of sustaining capital expenditures and lower cash cost per tonne (refer to non-GAAP financial measures).

Investments in property, plant and equipment and brownfields exploration, on a cash basis, comprised the following expenditures:

Six months ended June 30, 2016
(Expressed in $ millions)	Bateas
Equipment and infrastructure	$ 0.3
Plant expansion	2.7
Mine development	2.0
Brownfields exploration	0.4
Greenfields exploration	0.2
$ 5.6

Caylloma Mine and San Jose Mine Concentrates

The table below shows the production and balance of commercial end products at each of our operating mines.

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	QUARTERLY RESULTS				YEAR TO DATE RESULTS
	Three months ended June 30				Six months ended June 30,
Mine	2016		2015		2016		2015
Concentrates	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose
Silver-Gold
Opening Inventory (t)	-	191	-	303	-	165	-	302
Production (t)	-	5,155	-	5,696	-	10,381	-	10,925
Sales (t)	-	5,094	-	5,696	-	10,284	-	10,891
Adjustment (t)	-	(30)	-	(7)	-	(40)	-	(39)
Closing Inventory (t)	-	223	-	297	-	223	-	297
Zinc
Opening Inventory (t)	325	-	672	-	442	-	464	-
Production (t)	10,065	-	7,596	-	19,367	-	6,721	-
Sales (t)	10,227	-	8,004	-	19,643	-	6,537	-
Adjustment (t)	(12)	-	30	-	(15)	-	23	-
Closing Inventory (t)	151	-	294	-	151	-	672	-
Lead-Silver
Opening Inventory (t)	225	-	318	-	610	-	220	-
Production (t)	6,846	-	3,989	-	13,742	-	3,629	-
Sales (t)	6,792	-	4,102	-	14,087	-	3,554	-
Adjustment (t)	(3)	-	19	-	10	-	23	-
Closing Inventory (t)	275	-	224	-	275	-	318	-

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Quarterly Information

The following table provides information for eight fiscal quarters up to June 30, 2016:

	Quarters ended
	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Expressed in $000’s, except per share data	30-Jun-16	31-Mar-16	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14	30-Sep-14
Sales	44,485	42,692	37,013	39,041	38,871	39,804	37,823	46,384
Mine operating earnings	15,917	15,554	10,332	10,333	10,402	12,581	10,052	16,720
Operating income (loss)	3,582	6,105	(20,675)	6,099	4,775	7,961	3,653	13,201
Net (loss) income	(1,390)	2,578	(17,290)	2,592	236	3,854	57	7,824
(Loss) earnings per share, basic	(0.01)	0.02	(0.13)	0.02	-	0.03	-	0.06
(Loss) earnings per share, diluted	(0.01)	0.02	(0.13)	0.02	-	0.03	-	0.06

Total assets	387,713	392,165	379,654	398,648	392,488	351,260	350,310	342,413
Long term bank loan	39,568	39,531	39,486	39,487	39,470	-	-	-
Other liabilities	4,798	2,889	4,620	4,353	5,701	4,578	4,661	4,076

During Q2 2016, sales increased 4% from Q1 2016 as a result of increases in silver, gold, and zinc realized prices of 12%, 5%, and 14% respectively with a decrease in lead realized price of 1%.  Operating income decreased $2,523 or 41% and other liabilities increased from $2,889 to $4,798 mainly because of the performance of our share price and the mark to market effect on the share units. Net income decreased $3,968 to a net loss of $1,390 due to an increase in income tax expense of $1,565 or 52%.

During Q1 2016, sales increased 15% from Q4 2015 as a result of increases in silver ounces sold of 2% and in lead and zinc pounds sold of 18% and 9%, respectively. Gold ounces sold decreased 6%.  Other liabilities decreased from $4,620 in Q4 2015 to $2,889 in Q1 2016 primarily as a result of classifying deferred share units as current liabilities.

During Q4 2015, sales decreased 5% from Q3 2015 as a result of a decrease in silver and gold ounces sold of 7% and 10%, respectively, and of lower head grades for silver and gold of 7% and 6%, respectively. Mine operating earnings were flat at $10.3 million as a result of both the decreases in sales and cost of sales of $2.0 million. Operating loss increased because of a non-cash impairment charge on the Caylloma Mine of $25.0 million ($17.0 million, net of tax) (Q3 2015: $nil) related to the reduction of the Caylloma Mine’s carrying value as a result of declining metal prices. Current assets decreased $14.3 million, and non-current assets decreased $4.7 million, resulting in a reduction in total assets of $19.0 million to $379.7 million compared with Q3 2015.

During Q3 2015, sales and mine operating earnings remained relatively unchanged from Q2 2015, while operating income increased 28% to $6.1 million. This reflects a recovery of share-based payments of $1.5

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million in Q3 2015 compared with a $1.2 million charge in Q2 2015 as a result of the decline in the Company’s share price in Q3 2015.

During Q2 2015, sales decreased 2%, or $0.9 million, from Q1 2015, due mostly to negative mark-to-market adjustment increases of $1.0 million. Operating income decreased 40%, or $3.2 million, from Q1 2015 as a result of $2.2 million in lower mine operating earnings, $0.4 million in higher share-based payment costs, $0.9 million in higher foreign exchange costs, $0.4 million in lower corporate costs, and $0.7 million in higher interest expense related to a bank loan. The Company’s long term bank loan includes a $40.0 million bank loan, net of unamortized transaction costs of $0.5 million, for working capital requirements and general corporate purposes.

During Q1 2015, sales increased 5%, or $2.0 million, from Q4 2014, due mostly to higher gold and base metal sold. The Company’s realized prices for silver and gold increased 2% to $16.65 and $1,215.57 per ounce, respectively. Operating income increased twofold from Q4 2014 as mine operating earnings increased $2.5 million and as restructuring and severance costs declined from $1.1 million to $nil in Q1 2015.

Second Quarter 2016 Financial Results

Summary of Financial Results

	Three months ended June 30,
(Expressed in $ millions)	2016	2015	% Chg
Sales	$ 44.5	$ 38.9	14%
Cost of Sales	28.6	28.5	0%
Mine operating earnings	$ 15.9	$ 10.4	53%
as a % of Sales	36%	27%	34%
Selling, general and administrative expenses	12.3	5.5	124%
Foreign exchange	(0.1)	-	0%
Operating income	3.6	4.8	-25%
as a % of Sales	8%	12%	-34%
Income before tax	3.2	4.3	-26%
Net (loss) income	(1.4)	0.2	-800%
as a % of Sales	-3%	1%	0%
Operating cash flow before changes in working capital *	$ 12.7	$ 6.8	87%

Note: Figures may not add due to rounding

Note: * Operating cash flow per share before changes in working capital is a non-GAAP financial measure

Note: ** Refer to non-GAAP Financial Measures

Management’s Discussion and Analysis Page - 13

Net loss for Q2 2016 amounted to $1.4 million (Q2 2015: $0.2 million income), resulting in a basic loss per share of $0.01 (Q2 2015: $nil).  Compared to Q2 2015 results were impacted by a higher share-based payments of $6.8 million stemming mostly from mark-to-market effects from the performance of our share price. We achieved higher sales of 14% and higher mine operating earnings of 53% while operating income was 25% lower due to the aforementioned charge.

Cash flow from operations, before changes in working capital (refer to non-GAAP financial measures) increased 88% to $12.7 million (Q2 2015: $6.8 million) from the same period in the prior year. This is the result of stronger operating results and lower taxes paid.  In Q2 2016 income taxes paid amounted to $2.7 million (Q2 2015: $4.7 million) which is all current.

Operating cash flow per share, before changes in working capital items, increased to $0.10 (Q2 2015: $0.05) (refer to non-GAAP financial measures).

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Sales

The following table summarizes the details of sales by region and component:

	QUARTERLY RESULTS
	Three months ended June 30,
	2016			2015
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
(Expressed in $ millions, unless otherwise noted)
Provisional Sales	15.1	28.0	43.1	15.2	24.8	40.0
Adjustments *	0.7	0.7	1.4	(0.3)	(0.8)	(1.1)
Sales	15.8	28.7	44.5	14.9	24.0	38.9

Silver
Provisional Sales (oz)	313,010	1,216,636	1,529,645	462,416	1,179,206	1,641,622
Realized Price ($/oz)**	16.73	16.84	16.81	16.30	16.32	16.31
Net Realized Price ($/oz)***	14.40	15.28	15.10	14.05	14.71	14.52
Gold
Provisional Sales (oz)	-	9,174	9,174	333	8,339	8,672
Realized Price ($/oz)**	-	1,262.72	1,262.72	1,182.57	1,188.48	1,188.25
Net Realized Price ($/oz)***	-	1,023.76	1,023.76	677.25	893.66	885.35
Lead
Provisional Sales (000’s lb)	8,752	-	8,752	4,909	-	4,909
Realized Price ($/lb)**	0.78	-	0.78	0.88	-	0.88
Net Realized Price ($/lb)***	0.57	-	0.57	0.66	-	0.66
Zinc
Provisional Sales (000’s lb)	11,376	-	11,376	9,030	-	9,030
Realized Price ($/lb)**	0.87	-	0.87	0.99	-	0.99
Net Realized Price ($/lb)***	0.49	-	0.49	0.58	-	0.58

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Sales for Q2 2016 were $44.5 million, 14% above Q2 2015 sales of $38.9 million. Silver ounces sold decreased 7%, and gold ounces sold increased 6%, while realized prices on provisional sales for silver increased 3% to $16.81 per ounce and gold increased 6% to $1,262.72 per ounce. Sales at San Jose increased 20% to $28.7 million (Q2 2015: $24.0 million) as a result of increased silver and gold ounces sold of 3% and 10% respectively, compared with the same period in the prior year. Sales at Caylloma increased 6% to $15.8 million (Q2 2015: $14.9 million) as a result of higher lead and zinc pounds sold of 78% and 26%, respectively.  Silver ounces sold decreased 32%.

Management’s Discussion and Analysis Page - 15

The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale. For Q2 2016, recorded sales consisted of provisional sales of $43.1 million (Q2 2015: $40.0 million); positive price and mark-to-market adjustments of $2.1 million (Q2 2015: negative $0.7 million); and negative assay adjustments of $0.7 million (Q2 2015: negative $0.4 million).

The net realized prices shown above were calculated based on provisional sales pricing and on contained metals in concentrate sold and after accounting for payable metal deductions, treatment, and refining charges before government royalties. To establish the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals at Caylloma and to gold at San Jose. The Company has not hedged its exposure to metal price risks.

Mine Operating Earnings, Operating (Loss) Income, and Adjusted EBITDA

The following table summarizes the details of mine operating earnings, operating (loss) income, and adjusted EBITDA by region and component:

	Three months ended June 30,
	2016				2015				%
(Expressed in $ millions)	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total	Change
Mine operating earnings	$ -	$ 4.3	$ 11.6	$ 15.9	$ -	$ 1.6	$ 8.8	$ 10.4	53%
as a % of Sales	0%	27%	40%	36%	0%	11%	37%	27%	34%
Other expenses
Selling, general and administrative expenses	10.5	0.6	1.2	12.3	3.5	0.8	1.2	5.5	124%
as a % of Sales	0%	4%	4%	28%	0%	5%	5%	14%	95%
Operating (loss) income	(10.7)	3.6	10.5	3.6	(3.3)	0.7	7.4	4.8	(25%)
as a % of Sales	0%	23%	37%	8%	0%	5%	31%	12%	(34%)
Net (loss) income	$ (10.9)	$ 2.8	$ 6.7	$ (1.4)	$ (3.7)	$ (0.1)	$ 4.0	$ 0.2	(800%)

Operating (loss) income	$ (10.7)	$ 3.6	$ 10.5	$ 3.6	$ (3.3)	$ 0.7	$ 7.4	$ 4.8	(25%)
Add back: Depreciation depletion, and amortization**	0.1	1.9	5.0	7.0	0.1	2.3	4.0	6.4	9%
Add back: Share-based payments**	8.0	-	-	8.0	1.2	-	-	1.2	567%
Adjusted EBITDA*	$ (2.6)	$ 5.6	$ 15.6	$ 18.6	$ (2.0)	$ 3.0	$ 11.4	$ 12.4	50%

Management’s Discussion and Analysis Page - 16

Note: Figures may not add due to rounding

Note: * Adjusted EBITDA is a non-GAAP financial measure

Note: ** included in cost of sales or selling, general and administrative expenses

During Q2 2016, mine operating earnings increased 53% to $15.9 million (Q2 2015: $10.4 million), while the gross margin (mine operating earnings over sales) was 36% (Q2 2015: 27%).  At San Jose mine operating earnings increased 32% to $11.6 million as a result of 20% higher sales and an increase in gross margin of three percentage points to 40%.  Gross margins improved as realized metal prices increased.  At Caylloma mine operating earnings increased 169% to $4.3 million mostly as a result of lower depletion and lower unit costs of 20%.

Adjusted EBITDA in Q2 2016 increased 50% over Q2 2015 to $18.6 million, driven by increases at Caylloma and San Jose of 87% to $5.6 million and 37% to $15.6 million, respectively.

Selling, General and Administrative Expenses

The following table summarizes selling, general and administrative expenses by region and component:

	Expressed in $ millions
	Three months ended June 30,
	2016				2015
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 2.5	$ 0.6	$ 1.0	$ 4.1	$ 2.3	$ 0.8	$ 1.1	$ 4.2
Workers’ participation	-	-	0.2	0.2	-	-	0.1	0.1
Total before Share-based payments	$ 2.5	$ 0.6	$ 1.2	$ 4.3	$ 2.3	$ 0.8	$ 1.2	$ 4.3
Share-based payments	8.0	-	-	8.0	1.2	-	-	1.2
	$ 10.5	$ 0.6	$ 1.2	$ 12.3	$ 3.5	$ 0.8	$ 1.2	$ 5.5

Selling, general and administrative expenses for Q2 2016 increased 126%, or $6.8 million, to $12.3 million (Q2 2015: $5.5 million). The driver for the increase compared with the same period in the prior year was the increase in share-based payments of $6.8 million to $8.0 million.  Most of this increase is related to mark-to-market effects on grants of restricted share units and deferred share units. Excluding this effect, the charge for share-based payment in Q2 2016 would have been $2.1 million (Q2 2015: $4.3 million). General and administrative expenses marginally increased to $4.1 million.

Management’s Discussion and Analysis Page - 17

Finance items

Expressed in $ millions
Three months ended June 30
	2016	2015
Finance income
Interest income	$ (0.1)	$ (0.1)
Total finance income	$ (0.1)	$ (0.1)
Finance expenses
Interest expense	$ 0.4	$ 0.4
Standby and commitment fees	$ -	$ -
Accretion of provisions (Note 12)	$ 0.1	$ 0.2
Gain on financial assets carried at fair value	$ (0.4)	$ -
Total finance expense	$ 0.2	$ 0.6
Net finance expense	$ 0.1	$ 0.5

Note: Figures may not add due to rounding

Interest expense of $0.4 million (Q2 2015: $0.4 million) included $0.3 million (Q2 2015: $0.3 million) interest on the bank loan and $0.1 million (Q2 2015: $0.1 million) interest on the interest rate swap.

Income Taxes

The following table summarizes the details of income taxes by region and component:

	Expressed in $ millions
	Three months ended June 30
	2016			2015
Income taxes	Peru	Mexico	Total	Peru	Mexico	Total
Current income tax	$ 0.8	$ 2.8	$ 3.6	$ 0.7	$ 2.0	$ 2.7
Deferred income tax	-	1.0	1.0	0.1	1.3	1.4
	$ 0.8	$ 3.8	$ 4.6	$ 0.8	$ 3.3	$ 4.1

Income taxes for Q2 2016 increased to $4.6 million (Q2 2015: $4.1 million), as current income tax increased $0.9 to $3.6 million (Q2 2015: $2.7 million) and deferred income tax decreased $0.4 million to $1.0 million (Q2 2015: $1.4 million).

In Q2 2016, the Company paid $2.7 million related to the 2016 fiscal period.

Management’s Discussion and Analysis Page - 18

Year to Date to June 30, 2016 Financial Results

Summary of Financial Results

	Six months ended June 30
(Expressed in $ millions)	2016	2015	% Chg
Sales	$ 87.2	$ 78.7	11%
Cost of Sales	55.7	55.7	0%
Mine operating earnings	$ 31.5	$ 23.0	37%
as a % of Sales	36%	29%	24%
Selling, general and administrative expenses	22.1	11.0	101%
Foreign exchange	(0.5)	(0.9)	-44%
Operating income	9.7	12.7	-24%
as a % of Sales	11%	16%	-31%
Income before tax	8.8	12.5	-30%
Net (loss) income	1.2	4.1	-71%
as a % of Sales	1%	5%	0%

Operating cash flow before changes in working capital *	$ 22.7	$ 12.1	88%

Note: Figures may not add due to rounding

Note: * Operating cash flow per share before changes in working capital is a non-GAAP financial measure

Note: ** Refer to non-GAAP Financial Measures

For the six months ended June 30, 2016, net income amounted to $1.2 million (2015: $4.1 million), resulting in a basic earnings per share of $0.01 (2015: $0.03).  Compared to 2015 results were impacted by a higher share-based payments of $11.7 million stemming mostly from mark-to-market effects from the performance of our share price. In spite of lower prices for silver, lead, and zinc we achieved higher sales of 11% and higher mine operating earnings of 37%, while operating income was 20% lower due to the aforementioned charge.

Cash flow from operations, before changes in working capital (refer to non-GAAP financial measures) increased 87% to $22.7 million (2015: $12.1 million) from the same period in the prior year. This is the result of stronger operating results and lower taxes paid.  In 2016 income taxes paid amounted to $8.4 million (2015: $14.4 million) out of which $3.1 million corresponds to the prior fiscal year (2015: $8.9 million).

Operating cash flow per share, before changes in working capital items, increased to $0.17 (2015: $0.09) (refer to non-GAAP financial measures).

Management’s Discussion and Analysis Page - 19

Sales

The following table summarizes the details of sales by region and component:

	QUARTERLY RESULTS
	Six months ended June 30,
	2016			2015
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
(Expressed in $ millions, unless otherwise noted)
Provisional Sales	29.8	54.5	84.3	29.9	50.0	79.9
Adjustments *	0.9	2.0	2.9	(0.4)	(0.8)	(1.2)
Sales	30.6	56.5	87.2	29.5	49.2	78.7

Silver
Provisional Sales (oz)	670,605	2,509,270	3,179,874	1,004,676	2,261,273	3,265,948
Realized Price ($/oz)**	15.69	15.89	15.85	16.51	16.46	16.48
Net Realized Price ($/oz)***	13.45	14.40	14.20	14.24	14.85	14.66
Gold
Provisional Sales (oz)	-	18,415	18,415	717	17,629	18,346
Realized Price ($/oz)**	-	1,237.47	1,237.47	1,211.69	1,202.57	1,202.93
Net Realized Price ($/oz)***	-	997.90	997.90	741.90	929.41	922.08
Lead
Provisional Sales (000’s lb)	18,372	-	18,372	9,159	-	9,159
Realized Price ($/lb)**	0.78	-	0.78	0.85	-	0.85
Net Realized Price ($/lb)***	0.58	-	0.58	0.63	-	0.63
Zinc
Provisional Sales (000’s lb)	21,903	-	21,903	16,342	-	16,342
Realized Price ($/lb)**	0.82	-	0.82	0.97	-	0.97
Net Realized Price ($/lb)***	0.46	-	0.46	0.57	-	0.57

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Sales for six months ended June 30, 2016 were $87.2 million, 11% above 2015 sales of $78.7 million. Silver ounces sold decreased 3%, and gold ounces sold remained static while realized prices on provisional sales for silver decreased 4% to $15.85 per ounce and for gold increased 3% to $1,237.47 per ounce. Sales at San Jose increased 15% to $56.5 million (2015: $49.2 million) as a result of increased silver ounces sold of 11%, compared with the same period in the prior year. Sales at Caylloma increased 4% to $30.6 million (2015:

Management’s Discussion and Analysis Page - 20

$29.5 million) as a result of higher lead and zinc pounds sold of 101% and 34%, respectively.  Silver ounces sold decreased 33%.

The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale. For 2016, recorded sales consisted of provisional sales of $84.3 million (2015: $79.9 million); positive price and mark-to-market adjustments of $3.4 million (2015: negative $0.3 million); and negative assay adjustments of $0.5 million (2015: negative $0.9 million).

The net realized prices shown above were calculated based on provisional sales pricing and on contained metals in concentrate sold and after accounting for payable metal deductions, treatment, and refining charges before government royalties. To establish the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals at Caylloma and to gold at San Jose. The Company has not hedged its exposure to metal price risks.

Mine Operating Earnings, Operating (Loss) Income, and Adjusted EBITDA

The following table summarizes the details of mine operating earnings, operating (loss) income, and adjusted EBITDA by region and component:

Management’s Discussion and Analysis Page - 21

	Six months ended June 30,
	2016				2015				%
(Expressed in $ millions)	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total	Change
Mine operating earnings	$ -	$ 7.8	$ 23.6	$ 31.5	$ -	$ 4.3	$ 18.7	$ 23.0	37%
as a % of Sales	0%	87%	37%	0%	0%	0%	0%	0%	0%
Other expenses
Selling, general and administrative expenses	18.4	1.3	2.4	22.1	7.2	1.5	2.3	11.0	101%
as a % of Sales	0%	4%	4%	25%	0%	5%	5%	14%	81%
Operating (loss) income	(18.0)	6.6	21.1	9.7	(6.6)	2.7	16.6	12.7	(24%)
as a % of Sales	0%	21%	37%	11%	0%	9%	34%	16%	(31%)
Net (loss) income	$ (18.7)	$ 5.4	$ 14.5	$ 1.2	$ (7.0)	$ 0.4	$ 10.8	$ 4.1	(71%)

Operating (loss) income	$ (18.0)	$ 6.6	$ 21.1	$ 9.7	$ (6.6)	$ 2.7	$ 16.6	$ 12.7	(24%)
Add back: Depreciation, depletion, and amortization**	0.2	3.7	9.4	13.2	0.4	4.4	8.0	12.8	3%
Add back: Share-based payments**	13.7	-	-	13.7	2.0	-	-	2.0	585%
Adjusted EBITDA*	$ (4.2)	$ 10.3	$ 30.5	$ 36.6	$ (4.2)	$ 7.2	$ 24.5	$ 27.6	33%

Note: Figures may not add due to rounding

Note: * Adjusted EBITDA is a non-GAAP financial measure

Note: ** included in cost of sales or selling, general and administrative expenses

For the six months ended June 30, 2016, mine operating earnings increased 37% to $31.5 million (2015: $23.0 million), while the gross margin (mine operating earnings over sales) was 36% (2015: 29%).  At San Jose mine operating earnings increased 26% to $23.6 million as a result of 15% higher sales and an increase in gross margin of four percentage points to 42%.  Gross margins improved as higher head grades and metallurgical recoveries for silver and improved metallurgical recoveries for gold more than compensated lower silver prices.  At Caylloma mine operating earnings increased 81% to $7.8 million mostly as a result of lower depletion and lower unit costs of 16%.

Adjusted EBITDA in 2016 increased 33% over 2015 to $36.6 million, driven by increases at Caylloma and San Jose of 43% to $10.3 million and 24% to $30.5 million, respectively.

Selling, General and Administrative Expenses

The following table summarizes selling, general and administrative expenses by region and component:

Management’s Discussion and Analysis Page - 22

	Expressed in $ millions
	Six months ended June 30,
	2016				2015
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 4.7	$ 1.2	$ 2.1	$ 8.0	$ 5.2	$ 1.4	$ 2.0	$ 8.6
Workers’ participation	-	0.1	0.3	0.4	-	0.1	0.3	0.4
Total before Share-based payments	$ 4.7	$ 1.3	$ 2.4	$ 8.4	$ 5.2	$ 1.5	$ 2.3	$ 9.0
Share-based payments	13.7	-	-	13.7	2.0	-	-	2.0
	$ 18.4	$ 1.3	$ 2.4	$ 22.1	$ 7.2	$ 1.5	$ 2.3	$ 11.0

Selling, general and administrative expenses for the six months ended June 30, 2016 increased 101%, or $11.1 million, to $22.1 million (2015: $11.0 million). The driver for the increase compared with the same period in the prior year was the increase in share-based payments of $11.7 million to $13.7 million.  Most of this increase is related to mark-to-market effects on grants of restricted share units and deferred share units. Excluding this effect the charge for share-based payment in 2016 would have been $4.4 million (2015: $3.0 million). General and administrative expenses decreased $0.6 million to $8.4 million as a result of lower corporate expenses.

Finance items

	Expressed in $ millions
	Three months ended June 30
	2016	2015
Finance income
Interest income	$ (0.1)	$ (0.2)
Total finance income	$ (0.1)	$ (0.2)
Finance expenses
Interest expense	0.9	0.4
Standby and commitment fees	0.1	0.1
Accretion of provisions (Note 12)	0.3	(0.1)
Gain on financial assets carried at fair value	(0.4)	-
Total finance expense	$ 0.8	$ 0.5
Net finance expense	$ 0.6	$ 0.3

Note: Figures may not add due to rounding

Interest expense of $0.9 million (2015: $0.4 million) included $0.6 million (2015: $0.3 million) interest on the bank loan and $0.2 million (2015: $0.1 million) interest on the interest rate swap.

Management’s Discussion and Analysis Page - 23

Income Taxes

The following table summarizes the details of income taxes by region and component:

	Expressed in $ millions
	Six months ended June 30
	2016			2015
Income taxes	Peru	Mexico	Total	Peru	Mexico	Total
Current income tax	$ 1.6	$ 5.9	$ 7.5	$ 1.7	$ 4.6	$ 6.3
Deferred income tax	(0.5)	0.6	0.1	0.6	1.5	2.1
	$ 1.1	$ 6.5	$ 7.6	$ 2.3	$ 6.1	$ 8.4

Note: Figures may not add due to rounding

Income taxes for the six months ended June 30, 2016 decreased to $7.6 million (2015: $8.4 million), as current income tax increased $1.2 to $7.5 million (2015: $6.3 million) and deferred income tax decreased $2.0 million for an expense of $0.1 million (2015: $2.1 million).

In 2016, the Company paid $3.1 million in income tax related to the 2015 fiscal period and $5.3 million related to the 2016 fiscal period.

Non-GAAP Financial Measures

Cash Cost per Payable Ounce of Silver and Cash Cost per Tonne of Processed Ore (Non-GAAP Financial Measure)

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

Management’s Discussion and Analysis Page - 24

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver to the cost of sales in the consolidated financial statements for the three and six months ended June 30, 2016 and 2015 (“Q2 2016” and “2016”, and “Q2 2015” and “2015”, respectively):

Consolidated Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q2 2016	YTD Q2 2016	Q2 2015	YTD Q2 2015

Cost of sales	28,568	55,706	28,469	55,692
Add / (Subtract):
Change in concentrate inventory	417	(182)	(485)	(212)
Depletion and depreciation in concentrate inventory	(345)	(187)	116	25
Commercial and government royalties and mining taxes	(457)	(918)	(312)	(620)
Workers participation	(825)	(1,715)	(615)	(1,398)
Depletion and depreciation	(6,938)	(13,053)	(6,296)	(12,316)
Cash cost (A)	20,420	39,651	20,877	41,171

Cash cost (A)	20,420	39,651	20,877	41,171
Add / (Subtract):
By-product credits from gold, lead and zinc	(20,038)	(38,750)	(16,163)	(32,209)
Refining charges	1,776	3,501	1,815	3,648
Cash cost applicable per payable ounce (B)	2,158	4,402	6,529	12,610

Payable ounces of silver production (C)	1,495,237	3,050,182	1,600,022	3,162,505

Cash cost per ounce of payable silver ($/oz) (B/C)	1.44	1.44	4.08	3.99

Management’s Discussion and Analysis Page - 25

San Jose Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q2 2016	YTD Q2 2016	Q2 2015	YTD Q2 2015

Cost of sales	17,068	32,893	15,197	30,519
Add / (Subtract):
Change in concentrate inventory	124	218	(60)	(73)
Depletion and depreciation in concentrate inventory	(45)	(84)	14	11
Commercial and government royalties and mining taxes	(269)	(546)	(116)	(239)
Workers participation	(649)	(1,366)	(465)	(1,022)
Depletion and depreciation	(5,037)	(9,341)	(3,962)	(7,907)
Cash cost (A)	11,192	21,774	10,608	21,289

Total processed ore (tonnes) (B)	185,080	364,190	183,001	361,648

Cash cost per tonne of processed ore ($/t) (A/B)	60.47	59.79	57.97	58.87

Cash cost (A)	11,192	21,774	10,608	21,289
Add / (Subtract):
By-product credits from gold	(9,458)	(18,368)	(7,791)	(16,797)
Refining charges	1,299	2,544	1,179	2,232
Cash cost applicable per payable ounce ( C)	3,033	5,950	3,996	6,724

Payable ounces of silver production (D)	1,192,920	2,427,635	1,178,646	2,231,968

Cash cost per ounce of payable silver ($/oz) (C/D)	2.54	2.45	3.39	3.01

Mining cost per tonne	32.24	31.97	29.38	30.83
Milling cost per tonne	15.73	14.72	14.82	14.95
Indirect cost per tonne	7.87	7.77	7.93	7.68
Community relations cost per tonne	1.11	1.75	1.39	0.94
Distribution cost per tonne	3.52	3.58	4.45	4.47
Total production cost per tonne	60.47	59.79	57.97	58.87

Management’s Discussion and Analysis Page - 26

Caylloma Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q2 2016	YTD Q2 2016	Q2 2015	YTD Q2 2015

Cost of sales	11,500	22,813	13,272	25,173
Add / (Subtract):
Change in concentrate inventory	293	(400)	(425)	(139)
Depletion and depreciation in concentrate inventory	(300)	(103)	102	14
Commercial and government royalties and mining taxes	(188)	(372)	(196)	(381)
Workers participation	(176)	(349)	(150)	(376)
Depletion and depreciation	(1,901)	(3,712)	(2,334)	(4,409)
Cash cost (A)	9,228	17,877	10,269	19,882

Total processed ore (tonnes) (B)	129,958	247,150	115,973	230,424

Cash cost per tonne of processed ore ($/t) (A/B)	71.01	72.33	88.55	86.28

Cash cost (A)	9,228	17,877	10,269	19,882
Add / (Subtract):
By-product credits from gold, lead and zinc	(10,580)	(20,382)	(8,372)	(15,412)
Refining charges	477	957	636	1,416
Cash cost applicable per payable ounce ( C)	(875)	(1,548)	2,533	5,886

Payable ounces of silver production (D)	302,317	622,547	421,376	930,537

Cash cost per ounce of payable silver ($/oz) (C/D)	(2.89)	(2.49)	6.01	6.33

Mining cost per tonne	36.00	36.45	47.23	45.58
Milling cost per tonne	11.87	12.06	14.17	14.54
Indirect cost per tonne	14.16	14.09	19.54	19.15
Community relations cost per tonne	0.10	0.06	0.12	0.06
Distribution cost per tonne	8.88	9.67	7.49	6.95
Total production cost per tonne	71.01	72.33	88.55	86.28

Management’s Discussion and Analysis Page - 27

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver (Non-GAAP Financial Measure)

The Company believes that “all-in sustaining cash cost” and “all-in cash cost” better meet the needs of analysts, investors, and other stakeholders of the Company in understanding the cost associated with producing silver, the economics of silver mining, the Company’s operating performance, and the Company’s ability to generate free cash flow from current operations and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost-performance measure; however, this performance measure has no standardized meaning. Effective June 30, 2013, the Company conformed its all-in sustaining definition to that set out in the guidance note released by the World Gold Council (“WGC,” a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies) on June 27, 2013, and that came into effect January 1, 2014.

All-in sustaining cash cost and all-in cash cost are intended to provide additional information only and do not have standardized definitions under the IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under the IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cost include total production cash costs incurred at the Company’s mining operations, which form the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and stakeholders of the Company with additional information on the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends, and financing costs, are also not included. The Company reports this measure on a silver ounce sold basis.

The following tables provide a reconciliation of all-in sustaining cash cost per ounce in the consolidated financial statements for the three and six months ended June 30, 2016 and 2015:

Management’s Discussion and Analysis Page - 28

Consolidated Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q2 2016	YTD Q2 2016	Q2 2015	YTD Q2 2015
Cash cost applicable per payable ounce	2,158	4,402	6,529	12,610
Commercial and government royalties and mining tax	1,036	2,397	1,164	2,017
Workers’ participation	1,008	2,122	763	1,731
Selling, general and administrative expenses (operations)	1,512	3,229	1,864	3,427
Adjusted operating cash cost	5,714	12,150	10,320	19,785
Selling, general and administrative expenses (corporate)	2,532	4,738	2,266	5,226
Sustaining capital expenditures[1]	4,782	8,934	9,872	14,621
Brownfields exploration expenditures[1]	1,701	3,515	689	1,941
All-in sustaining cash cost	14,729	29,337	23,147	41,573
Non-sustaining capital expenditures[1]	6,010	17,407	124	185
All-in cash cost	20,739	46,744	23,271	41,758
Payable ounces of silver operations	1,495,237	3,050,182	1,600,022	3,162,505
All-in sustaining cash cost per payable ounce of silver	9.85	9.62	14.47	13.15
All-in cash cost per payable ounce of silver	13.87	15.32	14.54	13.20

1 presented on a cash basis

San Juan Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q2 2016	YTD Q2 2016	Q2 2015	YTD Q2 2015
Cash cost applicable per payable ounce	3,033	5,950	3,996	6,724
Commercial and government royalties and mining tax	848	2,025	968	1,636
Workers’ participation	811	1,707	582	1,278
Selling, general and administrative expenses (operations)	868	2,027	1,052	2,042
Adjusted operating cash cost	5,560	11,709	6,598	11,680
Sustaining capital expenditures[1]	3,223	6,205	8,248	11,883
Brownfields exploration expenditures[1]	1,495	3,117	560	1,708
All-in sustaining cash cost	10,278	21,031	15,406	25,271
Non-sustaining capital expenditures[1]	5,437	15,138	103	153
All-in cash cost	15,715	36,169	15,509	25,424
Payable ounces of silver operations	1,192,920	2,427,635	1,178,646	2,231,968
All-in sustaining cash cost per payable ounce of silver	8.62	8.66	13.07	11.32
All-in cash cost per payable ounce of silver	13.17	14.90	13.16	11.39

1 presented on a cash basis

Management’s Discussion and Analysis Page - 29

Caylloma Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q2 2016	YTD Q2 2016	Q2 2015	YTD Q2 2015
Cash cost applicable per payable ounce	(875)	(1,548)	2,533	5,886
Commercial and government royalties and mining tax	188	372	196	381
Workers’ participation	210	415	179	444
Selling, general and administrative expenses (operations)	644	1,202	812	1,385
Adjusted operating cash cost	167	441	3,720	8,096
Sustaining capital expenditures[1]	1,559	2,729	1,624	2,738
Brownfields exploration expenditures[1]	206	398	129	233
All-in sustaining cash cost	1,932	3,568	5,473	11,067
Non-sustaining capital expenditures[1]	573	2,269	21	32
All-in cash cost	2,505	5,837	5,494	11,099
Payable ounces of silver operations	302,317	622,547	421,376	930,537
All-in sustaining cash cost per payable ounce of silver	6.39	5.73	12.99	11.89
All-in cash cost per payable ounce of silver	8.29	9.38	13.04	11.93

1 presented on a cash basis

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with the IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The following other financial measures are used: operating cash flow per share before changes in working capital, and adjusted EBITDA. These terms described and presented below do not have standardized meanings prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that its presentation provides useful information for investors.

Management’s Discussion and Analysis Page - 30

Operating cash flow per share before changes in working capital (non-GAAP financial measure)

	Expressed in $’000’s
	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Net income for the period	$ (1,390)	$ 236	$ 1,188	$ 4,090
Items not involving cash	17,023	11,425	30,456	22,460
	$ 15,633	$ 11,661	$ 31,644	$ 26,550
Income taxes paid	(2,720)	(4,717)	(8,385)	(14,359)
Interest expense paid	(305)	(273)	(736)	(273)
Interest income received	132	89	147	177
Cash generated by operating activities before changes in working capital	$ 12,740	$ 6,760	$ 22,670	$ 12,095
Divided by
Weighted average number of shares (‘000’s)	130,552	128,979	129,943	128,895

Operating cash flow per share before changes in working capital (1)	$ 0.10	$ 0.05	$ 0.17	$ 0.09

(1) A non-GAAP financial measure

Adjusted EBITDA (non-GAAP financial measure)

	Expressed in $’000’s
	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Net Income	$ (1,390)	$ 236	$ 1,188	$ 4,090
Add back: Net finance expense	396	485	912	276
Add back: Depreciation, depletion, and amortization	6,973	6,433	13,232	12,843
Add back: Income taxes	4,576	4,054	7,587	8,370
Add back: Share-based payments	8,031	1,195	13,699	1,975
Add back: Other operating expenses	(4)	17	(4)	17
Adjusted EBITDA (1)(2)	$ 18,582	$ 12,420	$ 36,614	$ 27,571

(1) A non-GAAP financial measure

(2) EBITDA is net income before interest, taxes, depreciation, depletion, and amortization,

unrealized gains and losses on hedge contracts, share based payments, and other non-cash expenses.

Management’s Discussion and Analysis Page - 31

Liquidity and Capital Resources

Second Quarter 2016 Liquidity and Capital Resources

The capital of the Company consists of equity and an available credit facility, net of cash. The Board of Directors has not established a quantitative return on capital criteria for management. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s cash and cash equivalents at June 30, 2016, totaled $56.0 million (December 31, 2015: $72.2 million), and its short term investments totaled $33.2 million (December 31, 2015: $36.0 million).

For the three months ended June 30, 2016 and 2015, cash and cash equivalents decreased $8.3 million (Q2 2015: decreased $2.0 million) and comprised the following:

	Three months ended June 30
(Expressed in $ millions)	2016	2015	Change
Net cash (used in) provided by operating activities	$ (1.3)	$ 5.1	$ (6.4)
Net cash used in investing activities	(8.9)	(47.4)	38.5
Net cash provided by financing activities	2.0	40.3	(38.3)
DECREASE IN CASH AND CASH EQUIVALENTS	$ (8.3)	$ (2.0)	$ (6.3)

Note: Figures may not add due to rounding

For the three months ended June 30, 2016 and 2015, net cash (used in) provided by operating activities included income taxes paid, interest expense paid, and interest income received as follows:

	Three months ended June 30
(Expressed in $ millions)	2016	2015	Change
Cash provided by operating activities before interest and income taxes	$ 1.6	$ 10.0	$ (8.4)
Income taxes paid	(2.7)	(4.7)	2.0
Interest expense paid	(0.3)	(0.3)	-
Interest income received	0.1	0.1	-
Net cash (used in) provided by operating activities	$ (1.3)	$ 5.1	$ (6.4)

Note: Figures may not add due to rounding

Management’s Discussion and Analysis Page - 32

For the three months ended June 30, 2016 and 2015, net cash (used in) provided by operating activities included the following non-cash working capital items:

	Three months ended June 30
(Expressed in $ millions)	2016	2015	Change
Cash generated by operating activities before changes in working capital	$ 12.7	$ 6.8	$ 5.9
Changes in non-cash working capital items
Accounts receivable and other assets	$ 0.5	$ (1.7)	$ 2.2
Prepaid expenses	(0.1)	0.3	(0.4)
Inventories	(1.6)	0.5	(2.1)
Trade and other payables	(12.8)	(0.8)	(12.0)
Provisions	(0.1)	-	(0.1)
Changes in non-cash working capital	$ (14.1)	$ (1.7)	$ (12.4)
Net cash (used in) provided by operating activities	$ (1.3)	$ 5.1	$ (6.4)

Note: Figures may not add due to rounding

For the three months ended June 30, 2016, the change in trade and other payables of $12.8 million (Q2 2015: $0.8 million) was caused mainly by the conclusion of large capital projects at the San Jose mine and the closing of the related invoicing cycle.

For the three months ended June 30, 2016 and 2015, net cash used in investing activities comprised the following:

	Three months ended June 30
(Expressed in $ millions)	2016	2015	Change
INVESTING ACTIVITIES
Purchase of short term investments	$ (15.7)	$ (54.8)	$ 39.1
Redemptions of short term investments	14.1	20.0	(5.9)
Purchase of marketable securities	(1.2)	-	(1.2)
Expenditures on mineral properties, plant and equipment	(6.2)	(10.7)	4.5
Deposits on long term assets, net	-	(1.9)	1.9
Net cash used in investing activities	$ (8.9)	$ (47.4)	$ 38.5

Note: Figures may not add due to rounding

Management’s Discussion and Analysis Page - 33

Expenditures on mineral properties, plant and equipment comprised the following:

Three months ended June 30 2016
(Expressed in $ millions)	Corporate	Bateas	Cuzcatlan	Consolidated
Plant and equipment	$ 0.1	$ (0.5)	$ 0.8	$ 0.4
Dry stack tailing deposit project	-	-	0.2	0.2
Equipment and infrastructure	$ 0.1	$ (0.5)	$ 1.0	$ 0.6
Plant expansion	-	-	5.4	5.4
Infill drilling	-	-	0.9	0.9
Mine development	-	1.2	1.3	2.5
Brownfields exploration	-	0.2	1.5	1.7
Greenfields exploration	-	0.2	-	0.2
Transfer from deposits on long term assets	-	-	(5.1)	(5.1)
	$ 0.1	$ 1.1	$ 5.0	$ 6.2

For the three months ended June 30, 2016 and 2015, cash provided by financing activities comprised the following:

	Three months ended June 30
(Expressed in $ millions)	2016	2015	Change
FINANCING ACTIVITIES
Proceeds from bank loan	$-	$ 39.4	$ (39.4)
Net proceeds on issuance of common shares	2.2	0.9	1.3
Repayment of finance lease obligation	(0.2)	-	(0.2)
Net cash provided by financing activities	$ 2.0	$ 40.3	$ (38.3)

Note: Figures may not add due to rounding

First Six Months 2016 Liquidity and Capital Resources

Working capital for the six months ended June 30, 2016, decreased $3.7 million, to $90.2 million (December 31, 2015: $93.9 million).

The decrease in working capital resulted from decreases in the following: cash and cash equivalents of $16.2 million, short term investments of $2.8 million, and income tax receivable of $0.4 million, and by increases in the following: accounts payable of $1.4 million, derivative liabilities of $0.7 million, provisions

Management’s Discussion and Analysis Page - 34

of $0.3 million, and current portion of other liabilities of $1.3 million. It was offset by increases in marketable securities of $1.6 million accounts receivable and other assets of $15.3 million, inventories of $1.2 million, and a decrease in income tax payable of $1.3 million.

For the six months ended June 30, 2016 and 2015, cash and cash equivalents decreased $16.2 million (2015: decreased $1.6 million) and comprised the following:

	Six months ended June 30
(Expressed in $ millions)	2016	2015	Change
Net cash (used in) provided by operating activities	$ (1.7)	$ 13.7	$ (15.4)
Net cash used in investing activities	(18.4)	(56.5)	38.1
Net cash provided by financing activities	3.8	41.3	(37.5)
DECREASE IN CASH AND CASH EQUIVALENTS	$ (16.2)	$ (1.6)	$ (14.6)

Note: Figures may not add due to rounding

For the six months ended June 30, 2016 and 2015, net cash (used in) provided by operating activities included income taxes paid, interest expense paid, and interest income received as follows:

	Six months ended June 30
(Expressed in $ millions)	2016	2015	Change
Cash provided by operating activities before interest and income taxes	$ 7.3	$ 28.1	$ (20.8)
Income taxes paid	(8.4)	(14.4)	6.0
Interest expense paid	(0.7)	(0.3)	(0.4)
Interest income received	0.1	0.2	(0.1)
Net cash (used in) provided by operating activities	$ (1.7)	$ 13.7	$ (15.4)

Note: Figures may not add due to rounding

For the six months ended June 30, 2016, and 2015, net cash (used in) provided by operating activities included the following non-cash working capital items:

	Six months ended June 30
(Expressed in $ millions)	2016	2015	Change
Cash generated by operating activities before changes in working capital	$ 22.7	$ 12.1	$ 10.6
Changes in non-cash working capital items
Accounts receivable and other assets	$ (15.5)	$ (1.8)	$ (13.7)
Prepaid expenses	-	0.2	(0.2)
Inventories	(0.9)	1.3	(2.2)
Trade and other payables	(7.8)	1.9	(9.7)
Provisions	(0.1)	-	(0.1)
Changes in non-cash working capital	$ (24.3)	$ 1.6	$ (25.9)
Net cash (used in) provided by operating activities	$ (1.7)	$ 13.7	$ (15.4)

Note: Figures may not add due to rounding

Management’s Discussion and Analysis Page - 35

For the six months ended June 30, 2016 and 2015, the change in accounts receivable and other assets of $15.5 million (2015: $1.8 million) is mainly the result of an early collection of December 2015 provisional sales in the same month.  Under our existing contracts we will get paid between 90% and 95% of declared provisional sales within 15 days after the month of sale.  The change in trade and other payables of $7.8 million (2015: $1.9 million) is mainly the result of the conclusion of large projects at San Jose and the closing of the related invoicing cycle.

For the six months ended June 30, 2016 and 2015, net cash used in investing activities comprised the following:

	Six months ended June 30
(Expressed in $ millions)	2016	2015	Change
INVESTING ACTIVITIES
Purchase of short term investments	$ (19.5)	$ (73.8)	$ 54.3
Redemptions of short term investments	22.3	38.3	(16.0)
Purchase of marketable securities	(1.2)	-	(1.2)
Expenditures on mineral properties, plant and equipment	(20.0)	(16.8)	(3.2)
Deposits on long term assets, net	-	(4.2)	4.2
Net cash used in investing activities	$ (18.4)	$ (56.5)	$ 38.1

Note: Figures may not add due to rounding

Expenditures on mineral properties, plant and equipment comprised the following:

Six months ended June 30 2016
(Expressed in $ millions)	Corporate	Bateas	Cuzcatlan	Consolidated
Plant and equipment	$ 0.1	$ 0.3	$ 1.2	$ 1.6
Dry stack tailing deposit project	-	-	0.4	0.4
Equipment and infrastructure	$ 0.1	$ 0.3	$ 1.6	$ 2.0
Plant expansion	-	-	15.1	15.1
Infill drilling	-	-	1.5	1.5
Mine development	-	2.0	3.0	5.0
Brownfields exploration	-	0.4	3.1	3.5
Greenfields exploration	-	0.2	0.1	0.3
Transfer from deposits on long term assets	-	-	(7.4)	(7.4)
	$ 0.1	$ 2.9	$ 17.0	$ 20.0

Management’s Discussion and Analysis Page - 36

For the six months ended June 30, 2016 and 2015, cash provided by financing activities comprised the following:

	Six months ended June 30
(Expressed in $ millions)	2016	2015	Change
FINANCING ACTIVITIES
Proceeds from bank loan	$-	$ 39.4	$ (39.4)
Net proceeds on issuance of common shares	4.0	1.9	2.1
Repayment of finance lease obligation	(0.2)	-	(0.2)
Net cash provided by financing activities	$ 3.8	$ 41.3	$ (37.5)

Note: Figures may not add due to rounding

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions
	Expected payments due by period as at June 30, 2016
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$ 30.3	$ -	$ -	$ -	$ 30.3
Bank loan	-	40.0	-	-	40.0
Derivative liabilities	1.0	-	-	-	1.0
Income tax payable	2.3	-	-	-	2.3
Other liabilities	2.2	4.8	-	-	7.0
Operating leases	0.5	0.3	-	-	0.8
Provisions	0.8	1.3	3.9	7.4	13.4
	$ 37.1	$ 46.4	$ 3.9	$ 7.4	$ 94.8

Operating leases includes leases for office premises and for computer and other equipment used in the normal course of business.

Management’s Discussion and Analysis Page - 37

Capital Commitments (expressed in $’000’s)

As at June 30, 2016, the Company had the following capital commitments, expected to be expended within one year:

•

$823 for the dry stack tailings dam,

•

$4,271 for the plant expansion at the San Jose property,

•

$145 for the production, plant, and equipment purchases at the Caylloma property.

Other Commitments (expressed in $’000’s)

The Company has a contract to guarantee the power supply at its Caylloma Mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 5,200 kW) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract period is 15 years and expires in 2022, after which it is automatically renewed for periods of two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.  The minimum committed demand is $30 per month, and the average monthly charge for 2016 is $300.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

Management’s Discussion and Analysis Page - 38

As at June 30, 2016, the expected payments due by period are as follows:

	Expressed in $’000’s
	Expected payments due by period as at June 30, 2016
	Less than 1 year	1 - 3 years		Total
Office premises – Canada	$ 66		$ 183	$ 249
Office premises – Peru	311		-	311
Office premises – Mexico	3		-	3
Total office premises	$ 380		$ 183	$ 563
Computer equipment – Peru	73		16	89
Computer equipment – Mexico	69		80	149
Total computer equipment	$ 142	$	$ 96	$ 238
Machinery – Mexico	24		10	34
Total machinery	$ 24	$	$ 10	$ 34
Total operating leases	$ 546	$	$ 289	$ 835

Tax Contingencies (expressed in $’000’s)

The Company has been assessed taxes and related interest and penalties by the Peruvian tax authority, SUNAT, for tax years 2010 and 2011 in the amounts of $1,054 and $671, respectively, for a total of $1,725.

•

The Company is appealing these assessments.

•

The Company has provided a guarantee by way of a letter bond in the amount of $800.

During 2015, the Company’s foreign trade operations for tax years 2011 to 2014 were reviewed by the Mexican Tax Administration Service (SAT) and faced an administrative customs procedure (PAMA) for specific temporary import documents (pediments). On October 27, 2015, the SAT issued an assessment regarding the Company’s foreign trade operations for tax years 2011 to 2014, and denied certain claims, which resulted in the following assessments totaling $198 (the "tax credit"):

•

$30 in general import tax, $90 in VAT, and $5 custom management tax, and

•

associated fines of $73

On December 11, 2015, the Company established a security bond in the amount of $211 in favor of PAMA to collateralize this tax credit of $198. This security bond has to be updated on December 10, 2016. On January 21, 2016, the Company presented its arguments before the Mexican Federal Court for the nullification and voidance of the tax credit (the “Company claim”). The Company claim is expected to be resolved in the second quarter of 2017.

Management’s Discussion and Analysis Page - 39

Other Contingencies

The Company is subject to various investigations, claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. In the opinion of management, none of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include the obligation to indemnify the following:

➢

directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions because of association with the Company; and,

➢

certain vendors of an acquired company for obligations that may or may not have been known at the date of the transaction.

The dollar value of guarantees and indemnifications cannot be reasonably estimated.

The Caylloma Mine closure plan was updated in August 2015, with total closure costs of $7,770, consisting of progressive closure activities of $3,604, final closure activities of $3,594, and post-closure activities of $573. Under the rules of closure, for the purpose of determining the annual financial collateral in the form of a letter of guarantee the final closure and post-closure activities constitute one amount of $4,166, the same to be allocated annually constituting the following guarantees by year– 2016, $2,495; 2017, $3,179; 2018, $3,908; 2019, $4,705; and 2020, $5,641, according to the approved life in the study of mine closure.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $2,495 (2015– $2,495), on behalf of Bateas, in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’s mine closure plan. This bank letter of guarantee expires on December 31, 2016.

Management’s Discussion and Analysis Page - 40

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $3 (2015– $3), on behalf of Bateas, in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas’s regulatory compliance with an electric transmission line project. This bank letter of guarantee expires on November 30, 2016.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $55 (2015– $55), for office rental, on behalf of Bateas, in favor of Centro Empresarial Nuevo Mundo S.A.C. This bank letter of guarantee expires on July 15, 2016.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Transactions (expressed in $’000’s)

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Expressed in $’000’s
	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Salaries and wages	$ 41	$ 31	$ 91	$ 63
General and administrative expenses	(4)	26	75	77
Mineral property option payments	-	50	-	50
	$ 37	$ 107	$ 166	$ 190

In 2016, the Company paid $nil (2015: $50) in cash to Radius under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.  Refer to note 8(a).

Management’s Discussion and Analysis Page - 41

b)

Period End Balances Arising From Purchases of Goods/Services

Balances payable to:	June 30 2016	December 31 2015
Gold Group Management Inc.	$ 9	$ 8
	$ 9	$ 8

Significant Accounting Judgments and Estimates

The preparation of the consolidated financial statements (“Financial Statements”) requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar is the functional currency for its Canadian, Peruvian and Mexican, and Barbados entities, management considered the currency that mainly influences the sales and costs of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when self-constructed items of property, plant and equipment are capable of operating in the manner intended by management have been completed.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

Management’s Discussion and Analysis Page - 42

•

The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators and cash generating units.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the determination of whether tangible and intangible assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the assessment of indications of impairment of each mineral property and related determination of the recoverable amount and write-down of those properties where applicable;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

Management’s Discussion and Analysis Page - 43

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

Financial Instruments and Related Risks (expressed in $’000’s)

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values as described below:

•

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option  contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means; and

•

Level 3: Inputs that are not based on observable market data.

During the three and six months ended June 30, 2016, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

Management’s Discussion and Analysis Page - 44

i)

Assets and Liabilities Measured At Fair Value on a Recurring Basis

	Expressed in $’000’s

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
At June 30, 2016	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 55,989	$ -	$ -	$ 55,989
Short term investments	33,200	-	-	33,200
Marketable securities	1,239	375	-	1,614
Trade receivable from concentrate sales	-	20,539	-	20,539
Derivative liabilities	-	(1,042)	-	(1,042)
	$ 90,428	$ 19,872	$ -	$ 110,300

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy. The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for zinc and lead, the average London Bullion Market Association A.M. and P.M. fix (“London A.M. fix” and “London P.M. fix”) for gold and silver, and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

2 Derivative liabilities include interest rate swaps. The fair value of the derivative liabilities reflect observable LIBOR and thereby classified within Level 2 of the fair value hierarchy.

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2015	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$ 72,218	$ -	$ -	$ 72,218
Short term investments	36,031	-	-	36,031
Trade receivable from concentrate sales [1]	-	5,172	-	5,172
Derivative liabilities [2]		(351)		(351)
	$ 108,249	$ 4,821	$ -	$ 113,070

Management’s Discussion and Analysis Page - 45

ii.

Fair Value of Financial Assets and Liabilities other than Level 1

Expressed in $’000’s
	June 30, 2016		December 31, 2015
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Marketable securities	$ 375	$ 375	$ -	$ -
Trade receivable from concentrate sales [2]	20,539	20,539	5,172	5,172
Advances and other receivables [3]	1,250	1,250	1,350	1,350
	$ 22,164	$ 22,164	$ 6,522	$ 6,522
Financial liabilities
Derivative liabilities [1]	$ 1,042	$ 1,042	$ 351	$ 351
	$ 1,042	$ 1,042	$ 351	$ 351

1 Derivative liabilities includes interest rate swaps. The fair value of the derivative liabilities reflect observable LIBOR and hereby classified within Level 2 of the fair value hierarchy.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Advances and other receivables are recorded at amortized costs. The fair value of other assets are, due to its shot term nature, classified within Level 2 of the fair value hierarchy, and the balances include the current portion of other assets.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, Peruvian nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at June 30, 2016, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Peruvian nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Peruvian nuevo soles or thousands of Mexican pesos):

Management’s Discussion and Analysis Page - 46

	June 30, 2016				December 31, 2015
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$9,016	S/.	1,818	$22,992	$10,023	S/.	983	$46,405
Marketable securities	2,085		-	-	-		-	-
Accounts receivable and other assets	69		3,365	94,667	83		4,035	6,805
Income tax receivable	-		1,170	-	-		2,663	-
Deposits on long term assets	-		-	15,368	-		-	31,899
Trade and other payables	(15,555)		(12,499)	(122,940)	(2,921)		(10,931)	(163,699)
Due to related parties	(12)		-	-	-		-	-
Provisions, current	-		(2,061)	(1,913)	-		(1,143)	(2,028)
Income tax payable	-		-	(43,298)	-		(15)	(61,960)
Other liabilities	(3,586)		-	(840)	(4,805)		-	(754)
Provisions	-		(24,373)	(84,430)	-		(24,475)	(83,978)
Total	$(7,983)	S/.	(32,580)	$(120,394)	$2,380	S/.	(28,883)	$(227,310)
Total US$ equivalent	$(6,180)		$(9,897)	$(6,366)	$1,716		$(8,463)	$(13,211)

Based on the above net exposure as at June 30, 2016, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease to net income before tax of $3,058 (2015: $2,217).

The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management’s best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance.  In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationship of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant.  Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments

Management’s Discussion and Analysis Page - 47

mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at June 30, 2016 is as follows:

	Expressed in ‘000’s
	June 30, 2016	December 31, 2015
Cash and cash equivalents	$ 55,989	$ 72,218
Short term investments	34,814	36,031
Accounts receivable and other assets	22,407	7,068
Income tax receivable	353	780
	$ 113,563	$ 116,097

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the same period in the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

On March 25, 2015, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $60.0 million senior secured financing (“credit facility”) consisting of a $40.0 million term credit facility with a 4 year term and a $20.0 million revolving credit facility for a two year period.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10.0 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.

Management’s Discussion and Analysis Page - 48

On April 1, 2015, the $40.0 million term credit facility was drawn down.

While the term credit facility remains unpaid, the Company is required to maintain the following financial covenants:

•

Total debt to EBITDA of not greater than 3:1 calculated on a rolling four fiscal quarter basis and measured at the end of each fiscal quarter of the Company; and,

•

Minimum tangible net worth in an amount equal to the sum of (a) 85% of the tangible net worth as at June 30, 2014, plus (b) 50% of positive quarterly net income earned after June 30, 2014 plus (c) 50% of the value of any equity interests issued by the Company after June 30, 2014.

(Refer to Contractual Obligations for the expected payments due.)

Significant Changes, Including Initial Adoption of Accounting Standards

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2016:

•

IAS 1 «Presentation of Financial Statements» (Amendment)

•

IFRS 11 «Joint Arrangements» (Amendment)

•

IAS 16 «Property, Plant and Equipment»

•

IAS 38 «Intangible Assets» (Amendment).

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at August 8, 2016 is 145,327,366 common shares. In addition, 3,078,777 incentive stock options and warrants are currently outstanding as follows:

Management’s Discussion and Analysis Page - 49

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date
Warrants	1,514,677	$6.01	October 31, 2018

Incentive Stock Options:	84,807	$4.30	September 28, 2016
	107,637	$4.79	September 28, 2016
	215,000	$2.22	January 11, 2017
	49,084	$6.67	February 20, 2017
	83,976	$4.30	March 23, 2017
	242,000	$0.85	October 5, 2018
	20,000	$0.85	November 5, 2018
	761,596	$4.79	March 18, 2020
	1,564,100

TOTAL OUTSTANDING WARRANTS AND OPTIONS	3,078,777

Other Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Annual Information Form for the year ended December 31, 2015 available at www.sedar.com and www.sec.gov/edgar.shtml.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s  disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of June 30, 2016, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to

Management’s Discussion and Analysis Page - 50

them Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of June 30, 2016, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Qualified Persons

Eric N. Chapman, M.Sc., Corporate Head of Technical Services, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and is responsible for ensuring that the technical information contained in this Management’s Discussion and Analysis is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Management’s Discussion and Analysis Page - 51

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•

timing of the completion of construction activities at the Company’s properties and their completion on budget;

•

production rates at the Company’s properties;

•

cash cost estimates;

•

timing for delivery of materials and equipment for the Company’s properties;

•

the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•

the Company’s planned processing plant expansion at the San Jose property during 2016;

•

maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•

expiry dates of bank letters of guarantee;

•

estimated mine closure costs; and

•

management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Management’s Discussion and Analysis Page - 52

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•

uncertainty of mineral resource and reserve estimates;

•

risks associated with mineral exploration and project development;

•

operational risks associated with mining and mineral processing;

•

uncertainty relating to concentrate treatment charges and transportation costs;

•

uncertainty relating to capital and operating costs, production schedules, and economic returns;

•

uncertainties relating to general economic conditions;

•

competition;

•

substantial reliance on the Caylloma and San Jose mines for revenues;

•

risks related to the integration of businesses and assets acquired by the Company;

•

risks associated with potential legal proceedings;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

•

fluctuations in metal prices;

•

risks associated with entering into commodity forward and option contracts for base metals production;

•

environmental matters including potential liability claims;

•

reliance on key personnel;

•

potential conflicts of interest involving the Company’s directors and officers;

•

property title matters;

•

dilution from further equity financing;

•

currency exchange rate fluctuations;

•

adequacy of insurance coverage;

•

sufficiency of monies allotted for land reclamation; and

•

potential legal proceedings;

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in the Company’s Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Management’s Discussion and Analysis Page - 53

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•

all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•

there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;

•

permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;

•

expected trends and specific assumptions regarding metal prices and currency exchange rates;

•

prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•

production forecasts meeting expectations; and

•

the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.  In particular, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of

Management’s Discussion and Analysis Page - 54

the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  Readers are cautioned not to assume that resources will ever be converted into reserves.  Readers should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  Readers should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

Management’s Discussion and Analysis Page - 55